June 1, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Amy Geddes, Office of Trade & Services

Re:	Comment Letter Dated May 18, 2020
Schnitzer Steel Industries, Inc.
Form 10-K for the Year Ended August 31, 2019
Filed October 24, 2019
Form 10-Q for the Quarterly Period Ended February 29, 2020
Filed April 2, 2020
File No. 000-22496

Dear Ms. Geddes:

Schnitzer Steel Industries, Inc. (“SSI” or the “Company”) submits this letter in response to a comment (the “Comment”) from the Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) received by electronic mail dated May 18, 2020, related to the above-referenced Form 10-Q.

For the Staff’s convenience, the Company has restated the Comment below in bold.

Form 10-Q filed April 2, 2020 for the Quarterly Period Ended February 29, 2020

Non-GAAP Financial Measures, page 38

1.

We note that you have excluded "business development costs" from the non-GAAP measures adjusted consolidated operating income (loss), adjusted Corporate expense, adjusted net income (loss) from continuing operations attributable to SSI shareholders, and adjusted diluted earnings (loss) per share from continuing operations attributable to SSI shareholders. Please tell us what this line item represents and why you believe this adjustment is appropriate. Refer to Rule 100(b) of Regulation G and Question 100.1 of the Compliance and Disclosure Interpretations on Non-GAAP Measures updated April 4, 2018.

Response

In response to the Staff’s comment, the Company acknowledges Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures updated April 4, 2018, as well as Rule 100(b) of Regulation G to which such Question relates. Question 100.01 states that certain adjustments, while not explicitly prohibited, could cause the presentation of the non-GAAP measure to be misleading. The Company respectfully advises the Staff that it has considered the prescribed guidance and the Staff’s overall perspective regarding non-GAAP measures, and the Company believes that exclusion of the selected business development costs from the applicable non-GAAP financial measures does not cause those measures to be misleading.

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Schnitzer Steel Industries, Inc.

299 SW Clay Street, Suite 350 Portland, OR 97201  t 503 224 9900  f 503 323 2804

During the second quarter of fiscal 2020, the Company incurred approximately $801 thousand in expenses directly relating to the evaluation of and due diligence for a potential business acquisition that was still in the due diligence process as of the date the Company filed the applicable Form 10-Q on April 2, 2020. These expenses comprise the entirety of the “business development costs” line item in the above-referenced Form 10-Q. The Company has not incurred significant acquisition-related expenses in recent years. For example, acquisition-related expenses incurred by the Company in connection with the sole business acquisition completed in each of fiscal 2019 and 2018 were de minimis and therefore were not adjusted in those prior periods. The Company does not consider the expenses relating to the potential business acquisition to be normal, recurring, cash operating expenses necessary to operate the Company’s business as they result solely from the activities relating to the potential business acquisition. This is consistent with the Company’s disclosure in the Form 10-Q that the business development costs excluded from the applicable non-GAAP financial measures are not related to the Company’s underlying business operational performance. Accordingly, the Company believes that exclusion of the foregoing expenses from the applicable non-GAAP financial measures is appropriate and does not result in measures that are misleading. The potential business acquisition remains in the due diligence process as of the date of this response by the Company to the Staff’s Comment. To further improve clarity in future filings, the Company will disclose in the introductory paragraph to the applicable non-GAAP financial measures that these business development costs are not related to ongoing operations.

Thank you for your letter, and we hope that the foregoing has been responsive to the Staff’s Comment. If you have any questions or comments about this letter or need any further information, please call the undersigned at (503) 323-2773.

Sincerely,

Schnitzer Steel Industries, Inc.

/s/ Richard D. Peach

Richard D. Peach

Executive Vice President, Chief Financial Officer and Chief Strategy Officer

cc: Peter B. Saba, Senior Vice President, General Counsel and Corporate Secretary

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Schnitzer Steel Industries, Inc.

299 SW Clay Street, Suite 350 Portland, OR 97201  t 503 224 9900  f 503 323 2804